SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                      UNIVERSITY REAL ESTATE PARTNERSHIP V
                            (Name of Subject Company)


                ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND
                             PEACHTREE PARTNERS
                 ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.
                                C. E. PATTERSON
                                    (Bidders)

                  INCOME UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
1640 School Street, Suite 100               455 Market Street, Suite 1600
Moraga, California  94556                   San Francisco, California  94105
(510) 631-9100                              (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

          Transaction                                   Amount of
           Valuation                                    Filing Fee

           $687,150                                     $137.43


* For purposes of calculating the filing fee only. This amount assumes the purchase of 15,270 Income Units of Limited Partnership Interests ("Units") of the subject company at $45.00 in cash per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                       14D-1                Page 2 of ___ Pages
            -----


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)                       --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)           0.82%


10.          Type of Reporting Person (See Instructions)

                     PN


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



CUSIP NO.   None                      14D-1                 Page 3 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON SPECIAL FUND


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
            (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)           0.82%


10.          Type of Reporting Person (See Instructions)

                     PN


univ1-14d1.edg

CUSIP NO.   None                     14D-1                 Page 4  of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             PEACHTREE PARTNERS


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.           Citizenship or Place of Organization

             Arizona

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  10


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)            0.05%


10.          Type of Reporting Person (See Instructions)

                     PN


univ1-14d1.edg

CUSIP NO.   None                    14D-1                  Page 5  of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person  146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)            0.82%


10.          Type of Reporting Person (See Instructions)

                     PN


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




CUSIP NO.   None                     14D-1                 Page 6  of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             C. E. PATTERSON

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   146


8.           Check  if the  Aggregate  in  Row  (7)  Excludes  Certain  Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)             0.82%


10.          Type of Reporting Person (See Instructions)

                     IN


univ1-14d1.edg

Item 1.      Security and Subject Company.

     (a) This Schedule relates to Income Units of limited partnership interests (the "Units") of University Real Estate Partnership V (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is:
2001 Ross Avenue, Suite 4600, Dallas, Texas 75201.

             (b) This Schedule relates to the offer by Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. (together the "Purchasers"), to purchase up to 15,270 Units for cash at a price equal to $45 per Unit less the amount of any distributions made or declared with respect to the Units between December 2, 1997 and December 31, 1997, or such later date to which the Purchasers may extend the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had a total of 34,301 Limited Partnership Units outstanding as of December 31, 1996, including 17,733 Income Units and 16,568 Growth/Shelter Units, according to its annual report on Form 10-K for the year then ended. The Offer relates only to the Income Units (the "Units") and not the Growth/Shelter Units.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     Item 3.  Past  Contacts,  Transactions  or  Negotiations  with the  Subject
Company.

             (a)-(b) See the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1992, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

     (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.


univ1-14d1.edg
                                        7

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.


     Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated December 2, 1997

             (a)(2)  Letter of Transmittal.


univ1-14d1.edg
                                        8

             (a)(3)  Form of Letter to Unitholders dated December 2, 1997

             (a)(4)  Form of Advertisement

             (b)-(f) Not applicable.

univ1-14d1.edg
                                        9

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       December 2, 1997

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

PEACHTREE PARTNERS

By: /s/ Ira J. Gaines
    Ira J. Gaines, Partner

By: /s/ Barry Zemel
    Barry Zemel, Partner


/s/ C. E. Patterson
C. E. Patterson

univ1-14d1.edg
                                       10

                                  EXHIBIT INDEX


Exhibit              Description                                      Page

(a)(1)       Offer to Purchase dated December 2, 1997

(a)(2)       Letter of Transmittal.

(a)(3)       Form of Letter to Unitholders dated December 2, 1997

(a)(4)       Form of Advertisement


univ1-14d1.edg
                                       11

                                 Exhibit (a)(1)

univ1-14d1.edg

              OFFER TO PURCHASE FOR CASH UP TO 15,270 INCOME UNITS
                                       OF
                      UNIVERSITY REAL ESTATE PARTNERSHIP V
                        A California Limited Partnership
                                       AT

                                 $45.00 PER UNIT

                                       BY
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND
                             PEACHTREE PARTNERS and
                 ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.
                         (collectively the "Purchasers")

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON DECEMBER 31, 1997, UNLESS THE OFFER IS EXTENDED.

Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. (collectively the "Purchasers") hereby seek to acquire Income Units of limited partnership interest (the "Units" or the "Income Units") in University Real Estate Partnership V, a California limited partnership (the "Partnership"). The Purchasers are not affiliated with the Partnership or its general partners. The Purchasers hereby offer to purchase up to 15,270 of the Units (but not the Growth/Shelter Units of limited partnership interest, which are not the subject of this Offer) at a purchase price equal to $45.00 per Unit, less the amount of any distributions declared or made with respect to the Units between December 2, 1997 (the "Offer Date") and December 31, 1997, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 15,270 Units sought pursuant to the Offer represent approximately 45% of the Units of limited partnership interest (including both Income Units and Growth/Shelter Units), and approximately 86% of the Income Units, outstanding as of December 31, 1996.

Holders of Units ("Unitholders") are urged to consider the following factors:

Potential Risks for Tendering Unitholders

         - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership, and the purchase price is less than the Purchasers' own estimate of the "Estimated

                  Liquidation Value" of the Partnership's assets ($59.72 per Income Unit) as discussed below.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $45.00 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

         - The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 15,270 Income Units are tendered.

         - Sale of Units could have either favorable or adverse tax consequences to the selling Unitholder, depending on the Unitholder's individual tax position. All Unitholders are urged to consult their own advisors concerning any potential benefits or other consequences resulting from acceptance of the Offer.

         Potential Risks for Non-Tendering Unitholders

         - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unitholders may vote, including, but not limited to: (i) approval or disapproval of the sale or other disposition of all or substantially all of the Partnership's assets, (ii) the removal or replacement of the general partner of the Partnership (and, thereby, potentially influencing the selection of the manager of the Partnership's property), (iii) dissolution and termination of the Partnership, and/or (iv) amendment of the Partnership's Partnership Agreement. The Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

         - The purchase by the Purchasers of a significant block of Units pursuant to the Offer could adversely affect the ability of other Unit holders to resell their Units.

         Unitholders should note that the Purchasers are seeking to acquire Units solely for investment purposes and currently intend to hold them until the General Partner causes the Partnership to commence liquidation. The Purchasers believe that the General Partner is likely to seek a sale of the Partnership's two remaining properties and liquidation of the Partnership, based on its ongoing review of the relevant market and the Partnership's investment objectives, sometime prior to the final termination date of December 31, 2027, set forth in the Partnership Agreement. The Partnership was formed in 1977 and its offering circular dated January, 1978 disclosed an anticipated holding period for its properties of five to ten years. The Purchasers do not have any present intention to seek control of the Partnership, to change Partnership management, to seek a sale of the properties or liquidation of the Partnership or to otherwise alter the Partnership Agreement or affect Partnership operations. The Purchasers would, however, expect to exercise their rights as Unitholders to take such actions as are within their powers and as they may deem necessary or advisable from time to time during the remaining term of the Partnership.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF MORE THAN 15,270 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 15,270 UNITS FROM TENDERING UNITHOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN.

A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase, to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iv) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

December 2, 1997

IMPORTANT

Any Unitholder desiring to tender any or all of such Unitholder's Units should complete and sign the Letter of Transmittal (a copy of which is printed on light blue paper and enclosed with this Offer to Purchase) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson, Inc. (the "Depositary"), an affiliate of certain of the Purchasers, at the address or facsimile number set forth below.

MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California  94556
Telephone:  800-854-8357, ex. 208
Facsimile Transmission:  510-631-9119

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-800-854-8357 x208.

                          ---------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
                          ---------------------------

The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The  Purchasers  have filed with the  Commission  a Tender  Offer  Statement  on
Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS

                                                                          Page

INTRODUCTION.................................................................6

TENDER OFFER.................................................................10

Section 1.        Terms of the Offer.........................................10
Section 2.        Proration; Acceptance for Payment and Payment for Units....11
Section 3.        Procedures for Tendering Units.............................12
Section 4.        Withdrawal Rights..........................................13
Section 5.        Extension of Tender Period; Termination; Amendment.........14
Section 6.        Certain Federal Income Tax Consequences....................15
Section 7.        Effects of the Offer.......................................17
Section 8.        Future Plans...............................................18
Section 9.        The Business of the Partnership............................18
Section 10.       Conflicts of Interest......................................20
Section 11.       Certain Information Concerning the Purchasers..............20
Section 12.       Source of Funds............................................21
Section 13.       Conditions of the Offer....................................21
Section 14.       Certain Legal Matters......................................22
Section 15.       Fees and Expenses..........................................23
Section 16.       Miscellaneous..............................................23

Schedule I - The Purchasers and Their Respective Principals

To the Income Unit holders of University Real Estate Partnership V

                                  INTRODUCTION

         The Purchasers hereby offer to purchase up to 15,270 Units at a purchase price of $45.00 per Unit, less the amount of any distributions declared or paid with respect to the Units between the Offer Date and the Expiration Date ("Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. Unitholders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

         For further information concerning the Purchasers, see Section 11 below and Schedule I.

         None of the Purchasers nor the Depositary is affiliated with University Real Estate Partnership V (the "Partnership"), University Advisory Company, the Partnership's general partner (the "General Partner"), or with any affiliate of such persons.

Unitholders are urged to consider the following factors:

Potential Risks for Tendering Unitholders

         - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership, and the purchase price is less than the Purchasers' own estimate of the "Estimated Liquidation Value" of the Partnership's assets ($59.72 per Income Unit) as discussed below.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $45.00 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

         - The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 15,270 Income Units are tendered.

         - Sale of Units could have either favorable or adverse tax consequences to the selling Unitholder, depending on the Unitholder's individual tax position. All Unitholders are urged to consult their own advisors concerning any potential benefits or other consequences resulting from acceptance of the Offer.

         Potential Risks for Non-Tendering Unitholders

         - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unitholders may vote, including, but not limited to: (i) approval or disapproval of the sale or other disposition of all or substantially all of the Partnership's assets, (ii) the removal or replacement of the general partner of the Partnership (and, thereby, potentially influencing the selection of the manager of the Partnership's property), (iii) dissolution and termination of the Partnership, and/or (iv) amendment of the Partnership's Partnership Agreement. The Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

         - The purchase by the Purchasers of a significant block of Units pursuant to the Offer could adversely affect the ability of other Unit holders to resell their Units.

         Unitholders should note that the Purchasers are seeking to acquire Units solely for investment purposes and currently intend to hold them until the General Partner causes the Partnership to commence liquidation. The Purchasers believe that the General Partner is likely to seek a sale of the Partnership's two remaining properties and liquidation of the Partnership, based on its ongoing review of the relevant market and the Partnership's investment objectives, sometime prior to the final termination date of December 31, 2027, set forth in the Partnership Agreement. The Partnership was formed in 1977 and its offering circular dated January, 1978 disclosed an anticipated holding period for its properties of five to ten years. The Purchasers do not have any present intention to seek control of the Partnership, to change Partnership management, to seek a sale of the properties or liquidation of the Partnership or to otherwise alter the Partnership Agreement or affect Partnership operations. The Purchasers would, however, expect to exercise their rights as Unitholders to take such actions as are within their powers and as they may deem necessary or advisable from time to time during the remaining term of the Partnership.

         The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unitholders may no longer wish to continue with their investment in the Partnership for a number of reasons, including the following:

         - the absence of a formal trading market for the Units and the difficulty in selling units in the secondary market transactions

         - general disenchantment with real estate investments, particularly long term investments in limited partnerships

         - the continuing administrative costs and resultant negative financial impact on the value of the Units of a publicly registered limited partnership; (The Partnership has only two remaining properties, but must still comply with all of the Partnership accounting, tax reporting, limited partner reporting and public company reporting requirements that it has been subject to throughout its history. Administrative costs borne by the Partnership directly reduce the amount of cash from property operations otherwise available to be distributed to the Unitholders. Unitholders may wish to dispose of their Units by accepting the Offer and thereby avoid indirectly bearing such administrative expenses for an indefinite period.)

         - a more immediate need to use the cash now tied up in an investment in the Units;

         - a desire to eliminate the need for compliance with complicated and costly tax return requirements and associated expenses which may result from an investment in the Units; and

         - no termination or liquidation has date has been fixed for the Partnership other than the Partnership Agreement provision for the term of the Partnership to extend until December 31, 2027 (unless dissolved earlier).

Establishment of the Offer Price

         The Purchasers have set the Offer Price at $45.00 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including:
(i) the lack of liquidity of an investment in the Partnership; (ii) the Purchasers' estimate of the potential liquidation value of the Partnership's assets; and (iii) the costs to the Purchasers associated with acquiring the Units.

         The Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

         The Purchasers are not aware of any secondary market activity in the Units and therefore have no prevailing market prices to compare to the Offer Price.

         The Purchasers are offering to purchase Units which are a relatively illiquid investment and are not offering to purchase the Partnership's underlying assets. Consequently, the Purchasers do not believe that the underlying asset value of the Partnership is determinative in arriving at the Offer Price. Nevertheless, using publicly available information concerning the Partnership contained in the Partnership's Form 10-K for the fiscal year ended December 31, 1996 and in its Form 10-Q for the quarter ended June 30, 1997, the Purchasers used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating their offer.

         In determining their estimated value of the Units, the Purchasers first calculated the "Estimated Net Sales Value" of the Partnership's two Properties. The Estimated Net Sales Value was determined by first determining the property's estimated annual net operating income ("NOI") for 1997, using the first six months results as a basis. The NOI was calculated by subtracting from rental income ($1,153,177) and other income ($85,097): property taxes ($60,851) and other property operating costs

($411,452), and doubled the result to arrive at an annualized NOI ($1,531,942). This NOI was then divided by a 12% capitalization rate (the "Cap Rate") and the result reduced by (i) 3% ($382,985) to take into account the estimated closing costs which would be incurred upon sale by the Partnership of the properties, including brokerage commissions, title costs, surveys, appraisals, legal fees and transfer taxes, and (ii) the $10,737,034 of mortgage debt encumbering the property as of June 30, 1997. The resulting Estimated Net Sales Value of the property was approximately $1,646,164.

         The Purchaser believes that the Cap Rate utilized by it is within a range of capitalization rates currently employed in the marketplace for an apartment building and shopping center of the ages and quality of the Partnership's Properties. The utilization of different capitalization rates, however, could also be appropriate. In this regard, Unitholders should be aware that the use of lower capitalization rate would result in a higher Estimated Net Sales Value.

         To determine the Estimated Liquidation Value of the Partnership's assets, the Purchaser added to the Estimated Net Sales Value of the
Partnership's property the approximately $176,747 of net current assets, and $27,103 of accounts receivable, and subtracted the $215,505 of accrued mortgage interest, $69,202 of accrued property taxes and $183,117 of accounts payable and accrued expenses, the $549,218 of subordinated real estate commissions and the $24,001 of security deposits, all as reported in the Partnership's Form 10-Q for the quarter ended June 30, 1997. The resulting Estimated Liquidation Value of the Partnership's assets was approximately $1,058,971 or $59.72 per Unit for the Income Units only. The Purchasers do not attach any value to the Growth/Shelter Units as the Purchasers do not believe the Partnership will achieve the minimum returns to Income Units to which the Growth/Shelter Units are subordinated.

         The Purchasers emphasize that this value was calculated by them solely for purposes of calculating the Offer Price. There can be no assurance as to the actual liquidation value of Partnership assets or as to the amount or timing of distributions of liquidation proceeds which may be received by Unitholders.

         Under the Partnership Agreement, the Partnership is not required to sell its sole remaining property until the earlier of the date Unitholders holding a majority of all classes of Units vote to liquidate the Partnership or December 31, 2027. Accordingly, the timing of the sale of Partnership's remaining properties and resulting liquidation of the Partnership remains uncertain, and, consequently, the timing of amounts to be received by Unitholders in respect of such sale and liquidation (whether in excess of or less than the Estimated Liquidation Value per Unit) cannot be determined.

         As indicated above, the Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

General Background Information

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partner, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission.

         According to publicly available information, there were 34,301 limited partnership units outstanding at December 31, 1996, including 17,733 Income Units held by approximately 861 Unitholders, and 16,568 Growth/Shelter Units held by approximately 941 holders of record. The Purchasers and certain affiliates of the Purchasers currently beneficially own an aggregate of 156 Income Units or approximately 0.88% of the outstanding Units (see "Certain Information Concerning the Purchasers" below).

         Tendering Unitholders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase all Units tendered by each Unitholder.

         If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

         Unitholders   are  urged  to  read  this  Offer  to  Purchase  and  the
accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                  TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Standard Time, on December 31, 1997, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

         The Offer is conditioned on  satisfaction  of certain  conditions.  See
Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the

Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer.

         The Purchasers do not anticipate and has no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

Section 2. Proration; Acceptance for Payment and Payment for Units. If the number of Units validly tendered prior to the Expiration Date and not withdrawn is 15,270 or less, the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment all Units so tendered.

         If the number of Units validly tendered prior to the Expiration Date and not withdrawn exceeds 15,270 the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment Units so tendered on a pro rata basis.

         In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Units tendered until after the final proration factor has been determined.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unitholders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unitholders.

         Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

         If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 4.

         If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Section 3. Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed and printed on light blue paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unitholder may tender any or all Units owned by such Unitholder.

         In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Standard Time, on December 31, 1997, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unitholder must provide the Depositary with such Unitholder's correct taxpayer identification number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding. Each tendering Unitholder must insert in the Letter of Transmittal the Unitholder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unitholder irrevocably appoints the designees of the Purchasers as such Unitholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such

Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unitholder also assigns to the Purchasers all of the Unitholder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

         A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after February 1, 1998 (or such later date as may apply in the event the Offer is extended).

         For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, (iii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay to the Depositary, and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchasers may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

         If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

Section 6. Certain Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL
INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF
TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNITHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unitholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNITHOLDER TENDERING UNITS SHOULD CONSULT SUCH UNITHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         The  following   discussion  is  based  on  the  assumption   that  the
Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

Gain or Loss. A taxable Unitholder will recognize a gain or loss on the sale of such Unitholder's Units in an amount equal to the difference between (i) the amount realized by such Unitholder on the sale and

(ii) such Unitholder's adjusted tax basis in the Units sold. The amount realized by a Unitholder will include the Unitholder's share of the Partnership's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unitholder reports a loss on the sale, such loss generally could not be currently deducted by such Unitholder except against such Unitholder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss. (See "Suspended Passive Activity Losses" below.)

         The adjusted tax basis in the Units of a Unitholder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unitholder who plans to tender hereunder should consult with the Unitholder's own tax advisor as to the Unitholder's adjusted tax basis in the Unitholder's Units and the resulting tax consequences of a sale.

         If any portion of the amount realized by a Unitholder is attributable to such Unitholder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unitholder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unitholder's recognizing ordinary income with respect to the portion of the Unitholder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

         A tax-exempt  Unitholder (other than an organization  described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unitholder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Partnership Allocations in Year of Sale. A tendering Unitholder will be allocated the Unitholder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unitholder will assign to the Purchasers their rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unitholder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unitholder on the sale of the Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. The primary potential effect on the Partnership of such a termination under current tax law would be to require the Partnership to refile certain Partnership tax elections. The Purchasers are not aware of any factors that would cause a tax termination to have a material adverse impact on the Partnership. A tax termination of the Partnership also could have the adverse effect on Unitholders whose tax year is not the calendar year, of the inclusion of more than one year of Partnership tax items in one tax return of such Unitholders, resulting in a "bunching" of income.

Suspended "Passive Activity Losses". A Unitholder who sells all of the Unitholder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in real estate activities, the ability of a Unitholder, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership was limited. Upon sale of all of the Unitholder's Units, such Unitholder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unitholder's Units and then against income from any other source.

Foreign Unitholders. Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unitholder from the purchase price payment to be made to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

Section 7. Effects of the Offer.

Limitations on Resales. The Partnership Agreement does not restrict transfers of Units, provided a duly executed and acknowledged written instrument of assignment covering no less than five Units shall have been filed with the Partnership, which instrument shall specify the number of Units being assigned. Accordingly, the Purchasers do not believe the provisions of the Partnership Agreement should restrict transfers of Units. The acquisition by the Purchasers of a significant block of Units could cause the Partnership to invoke certain safe harbor limitations on further resales of Units, however, thus temporarily limiting such resales by non-tendering Unitholders.

Effect on Trading Market. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units on any secondary market. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders. The Purchasers do not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for deregistration under the Exchange Act.

Voting Power of Purchasers. Depending on the number of Units acquired by the Purchasers pursuant to the Offer, the Purchasers may have the ability to exert certain influence on matters subject to the vote of Unitholders, including, but not limited to: (i) approval or disapproval of the sale or other disposition of all or substantially all of the Partnership's assets, (ii) the removal or replacement of the general partner of the Partnership (and, thereby, potentially influencing the selection of the manager of the Partnership's property), (iii) dissolution and termination of the Partnership, and/or (iv) amendment of the Partnership's Partnership Agreement. The Purchasers will vote the Units acquired in the Offer in their own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

         Unitholders should note that the Purchasers are seeking to acquire Units solely for investment purposes and currently intend to hold them until the General Partner causes the Partnership to commence liquidation. The Purchasers believe that the General Partner is likely to seek a sale of the Partnership's properties and liquidation of the Partnership, based on its ongoing review of the relevant market and the Partnership's investment objectives, sometime prior to the final termination date of December 31, 2027 set forth in the Partnership Agreement. In this regard, it should be noted that the purchase price is less than the Purchasers' "Estimate Liquidation Value" as described above under "Introduction - Establishment of the Offer Price".

         The Purchasers do not have any present intention to seek control of the Partnership, to change Partnership management, to seek a sale of the property or liquidation of the Partnership or to otherwise alter the Partnership Agreement or affect Partnership operations. The Purchasers would, however, expect to exercise their rights as Unitholders to take such actions as are within their powers and as they may deem necessary or advisable from time to time during the remaining term of the Partnership.

Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

Section 9. The Business of the Partnership. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Additional information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchasers expressly disclaim any responsibility for the information included in such reports and extracted in this discussion.

         The Partnership was organized in 1977 as a California limited partnership for the purpose of acquiring income -producing real properties. The Partnership currently owns and operates one 148-unit apartment complex in Atlanta, Georgia and an approximately 93,000 square foot retail shopping center in San Diego, California.

Selected Financial Data. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996.

         The following table sets forth in comparative tabular form a summary of selected financial data for each of the Partnership's last five full years:

Consolidated Statement                                     Year ended December 31,
Of Operations                    1996                1995                   1994               1993                    1992
                                 ----                ----                   ----               ----                    ----

Rental Income               $ 2,087,301         $ 2,329,859      $ 2,484,310       $ 1,946,723          $1,911,199
Interest Income                  32,797             150,809          212,896           876,840             915,414
Other income                     28,057              44,345                -                 -                   -
Expenses (before
 provision)                 (3,063,489)         (3,477,628)      (3,792,909)       (3,232,592)         (3,442,298)
Loss on sale of note
 receivable                           -                   -        (350,000)                 -                   -
Loss on modification of
 note receivable                      -                   -        (530,695)                 -                   -
Provision for loss on
 note receivable                      -           (100,000)                -                 -           (270,000)
Loss on sale of repossessed
 real estate                          -           (121,518)                -                 -                   -
Loss before
  extraordinary items         (915,334)         (1,174,133)      (1,976,398)         (409,029)           (884,885)
Extraordinary item                    -              75,000                -                 -                   -
                               --------           ---------        ---------         ---------            --------

Net loss                   $  (915,334)        $(1,099,133)     $(1,976,398)       $ (409,029)         $ (884,885)
                                 ======              ======           ======            ======              ======

Net loss per Limited
 Partnership Unit:
 Loss before
  extraordinary items      $    (26.42)         $   (33.84)     $    (55.79)       $   (11.75)          $  (25.43)
Extraordinary item                    -                2.16                -                 -                   -
                                 ------             -------          -------           -------             -------
Net loss                   $    (26.42)         $   (31.68)     $    (56.79)       $   (11.75)          $  (25.43)
                                  =====               =====            =====             =====               =====

Distributions per
 Limited Partnership
 Unit:

 Income Partners          $           -        $          -   $            -     $           -        $          -
 Growth/Shelter
   Partners               $           -        $          -   $            -     $           -        $          -


                                                       19





Consolidated Balance                                        As of December 31,
Sheets                             1996                1995             1994              1993                1992


Real estate, net            $11,398,265         $11,673,695      $11,799,899       $12,144,308         $10,646,914
Notes receivable, net           250,000             250,000          750,000         4,319,022           4,319,022
Total assets                 12,670,367          13,416,272       14,666,336        17,469,314          17,172,610
Mortgage notes
  payable                    10,789,414          10,674,931        9,453,587        11,778,476          11,052,490
Partners' equity                885,961           1,801,295        2,900,428         4,876,826           5,285,855

Net loss per Limited Partnership Unit is computed by dividing net loss allocated to the Limited Partners by the weighted average number of Limited Partnership Units outstanding during the year. Per unit information has been computed based on 34,301 and 34,353 Limited Partnership Units outstanding in 1996 and 1995, respectively and 34,453 Limited Partnership Units outstanding in 1994, 1993 and 1992.

Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer.

Section 11. Certain Information Concerning the Purchasers. The Purchasers are Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business address of the Purchasers other than Peachtree Partners is 1640 School Street, Suite 100, Moraga, California 94556. The principal business address of Peachtree Partners is 1717 East Morten Avenue, Suite 250, Phoenix, Arizona 85020.

The Purchasers have made binding commitments to contribute and have available sufficient amounts of liquid capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements. The
Purchasers, their general partner, owners and members have an aggregate net worth in excess of $15 million, including net liquid assets of more than $5 million.

None of the Purchasers or their affiliates has acquired any Units during the last 12 months.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on
Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Partnership or its affiliates, on the other hand, and
(v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Section 12. Source of Funds. The Purchasers expect that approximately $687,150 would be required to purchase 15,270 Units, if tendered, and an additional $10,000 may be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through their existing liquid capital reserves.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained on or before the Expiration Date.

The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospectus of the Purchasers or the Partnership;

(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchasers, is or may be materially adverse to the Partnership, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Units;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers regardless of the circumstances giving rise to such conditions or may be waived by the Purchasers in whole or in part at any time and from time to time in their sole discretion. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson, Inc., an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

December 2, 1997

ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.
MACKENZIE PATTERSON SPECIAL FUND
PEACHTREE PARTNERS
ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.

                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

The Purchasers are Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. The General Partner of each of Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, and Accelerated High Yield Pension Investors, L.P.is MacKenzie Patterson, Inc. The individuals comprising the partners of Peachtree Partners are Barry Zemel and Ira Jeffrey Gaines. The names of the directors and executive officers of MacKenzie Patterson, Inc., and the partners of Peachtree Partners, and the present principal occupations and five year employment histories of each such person are set forth below. Each individual is a citizen of the United States of America.

MacKenzie Patterson, Inc.

C.E. Patterson is President of MacKenzie Patterson, Inc. He is the co-founder and President of Patterson Financial Services, Inc. In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., an executive officer and controlling shareholder of Moraga Partners, Inc., and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

Berniece A. Patterson is a director of MacKenzie  Patterson,  Inc. In 1981,
Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Ms. Patterson is Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 250 employees.

Victoriaann Tacheira is senior vice president of MacKenzie Patterson, Inc., which she joined in 1988. Ms. Tacheira has eleven years of experience with the NASD broker/dealer business and is experienced in all phases of broker/dealer operations. She is licensed with the NASD as a General Securities Principal. She is president and owner of North Coast Securities Corporation. Ms. Tacheira has been certified by the College of Financial Planning in Denver, Colorado, as a Financial Planner.

Peachtree Partners

Peachtree Partners is an Arizona general partnership composed of Barry Zemel and Ira Jeffrey Gaines, and formed primarily for the purpose of purchasing interests in public and private limited partnerships.

Barry Zemel has been engaged for more than twenty years in all aspects of financial controls, reporting
and   interpretation   of  financial   statements   and  tax  planning  and
implementation. Mr. Zemel has ten years experience in analyzing and purchasing interests in pre-existing limited partnerships. Currently and for more than five years, Mr. Zemel has been engaged full-time in investing capital for his own account. Mr. Zemel is a certified public accountant in both Arizona and New York.

Ira Jeffrey Gaines is currently, and has been for more than the past five years, engaged full-time in investing capital for his own account.

                                 Exhibit (a)(2)

univ1-14d1.edg

                              LETTER OF TRANSMITTAL

                                 THE OFFER, WITHDRAWAL  RIGHTS AND PRORATION
                                 PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON DECEMBER 31, 1997
                                 (the "Expiration Date") UNLESS EXTENDED.

                                  Deliver to:     MacKenzie Patterson, Inc.
                                                  1640 School Street, Suite 100
                                                  Moraga, California  94556

                                  Via Facsimile:            (510) 631-9119
                                  For assistance:    (800) 854-8357 EXT 208

                                                   (PLEASE INDICATE CHANGES
                                                   OR CORRECTIONS TO THE
                                                   ADDRESS PRINTED TO THE LEFT)


         To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Unitholder. Please use the pre-addressed, postage-paid envelope provided.

     This Letter of Transmittal is to be completed by Unitholders of University Real Estate Partnership V (the "Partnership"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Offer to Purchase.

               PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS

Gentlemen:

     The undersigned hereby tenders to Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. (together the "Purchasers") all of the Income Units of limited partnership interest ("Units") in the Partnership held by the undersigned as set forth above (or, if less than all such Units, the number set forth below in the signature box) at $45 per Unit (the "Offer Price"), less the amount of any distributions made or declared with respect to the Units between the Offer Date and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated December 2, 1997 (the "Offer to Purchase"), and this Letter of Transmittal (which together constitute the "Offer"). Receipt of the Offer to Purchase is hereby acknowledged.

         Subject to and effective upon acceptance for payment of any of the Units tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, Purchasers all right, title and interest in and to such Units which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Units and transfer ownership of such Units, on the books of the Partnership, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchasers and, upon payment of the purchase price in respect of such Units by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. Subject to and effective upon the purchase of any Units tendered hereby, the undersigned hereby requests that each of the Purchasers be admitted to the Partnership as a "substitute Limited Partner" under the terms of the Partnership Agreement of the Partnership. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective). In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchasers all of the undersigned's rights to receive distributions from the Partnership with respect to Units which are purchased pursuant to the Offer, other than distributions declared or paid on or after the Offer Date and through the Expiration Date.

         The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Units tendered hereby, and that when any such Units are purchased by the Purchasers, the Purchasers will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer and purchase of Units tendered hereby.

         The undersigned understands that a tender of Units to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of distribution address to MacKenzie Patterson, Inc. at 1640 School Street, Suite 100, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchasers. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.




===============================================================================
                                  SIGNATURE BOX
    (Please complete Boxes A, B, C and D on the following page as necessary)
===============================================================================


----------------------------------------------------------------------------
Please sign exactly as your name is
printed (or corrected) above, and
insert your Taxpayer Identification
Number or Social Security Number in
the space provided below your                  X_______________________________
signature.  For joint  owners,                    (Signature of Owner)   Date
each joint  owner must sign.
(See  Instructions 1)  The
signatory hereto hereby certifies              X_______________________________
under penalties of perjury the                    (Signature of Owner)   Date
statements in Box B, Box C and,
if applicable,  Box D.  If the
undersigned is tendering less                    Taxpayer I.D. or Social # ____
than all Units held, the number                  Telephone No. (day) __________
of  Units  tendered  is set forth                              (eve.)__________
below.  Otherwise,  all  Units  held
by the undersigned are tendered hereby.

______________  Units
==============================================================================
                          Medallion Signature Guarantee
                           (required for all Sellers)
                              (See Instructions 1)


Name and Address of Eligible Institution: ____________________________________
Authorized Signature _____________________________     Title _________________
Name ________________________________          Date _______________,199___
===============================================================================

===============================================================================
                                      BOX B
                               SUBSTITUTE FORM W-9
                           (See Instruction 3 - Box B)
-------------------------------------------------------------------------------
          The person signing this Letter of Transmittal hereby certifies the following to the Purchasers under penalties of perjury:
                  (i) The TIN set forth in the signature box on the front of this Letter of Transmittal is the correct TIN of the Unitholder, or if this box [ ] is checked, the Unitholder has applied for a TIN. If the Unitholder has applied for a TIN, a TIN has not been issued to the Unitholder, and either: (a) the Unitholder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Unitholder intends to mail or deliver an application in the near future (it being understood that if the Unitholder does not provide a TIN to the Purchasers within sixty (60) days, 31% of all reportable payments made to the Unitholder thereafter will be withheld until a TIN is provided to the Purchasers); and
                  (ii) Unless this box [ ] is checked, the Unitholder is not subject to backup withholding either because the Unitholder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unitholder is subject to backup withholding a sa result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unitholder is no longer subject to backup withholding.

          Note: Place an "X" in the box in (ii) if you are unable to certify that the Unitholder is not subject to backup withholding.

===============================================================================
===============================================================================
                                      BOX C
                                FIRPTA AFFIDAVIT
                           (See Instruction 3 - Box C)
-------------------------------------------------------------------------------
          Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchasers that no withholding is required with respect to the Unitholder's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury;
                  (i) Unless this box [ ] is checked, the Unitholder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Unitholder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Unitholder's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is __________.
          The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchasers and that any false statements contained herein could be punished by fine, imprisonment, or both.
===============================================================================
===============================================================================
                                      BOX D
                               SUBSTITUTE FORM W-8
                           (See Instruction 4 - Box D)
-------------------------------------------------------------------------------
          By checking this box [ ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Unitholder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Unitholder:

        (i) Is a nonresident alien individual or a foreign corporation, partnership, estate or trust;
       (ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
      (iii) Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.
===============================================================================

                                  INSTRUCTIONS

              Forming Part of the Terms and Conditions of the Offer

     1. Tender, Signature Requirements; Delivery. After carefully reading and completing this Letter of Transmittal, in order to tender Units a Unitholder must sign at the "X" on the bottom of the first page of this Letter of Transmittal and insert the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever. If this Letter of Transmittal is signed by the registered Unitholder of the units a
Medallion signature guarantee on this Letter of Transmittal is required. Similarly, if Units are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealer, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United states (each an "Eligible Institution"), a Medallion signature guarantee is required. In all other cases, signatures on this Letter of
Transmittal  must  be  Medallion  guaranteed  by  an  Eligible  Institution,  by completing the Signature guarantee set forth in BOX A of this Letter of Transmittal. If any tendered Units are registered in the names of two or more joint holders, all such holders must sign this Letter of Transmittal. If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchasers of their authority to so act. For Units to be validly tendered, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees in BOX A, and any other documents required by this Letter of Transmittal, must be received by the depositary prior to or on the Expiration Date at its address or facsimile number set forth on the front of this Letter of Transmittal. No alternative, conditional or contingent tenders will be accepted. All tendering Unitholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

     2. Transfer Taxes. The Purchasers will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

     3. U.S. Persons. A Unitholder who or which is a United States citizen or resident alien individual, a domestic corporation,a domestic partnership, a domestic trust or a domestic estate (collectively "United States persons") as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

         Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding, the Unitholder must provide to the Purchasers the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature line and certify, under penalties of perjury, that such Unitholder is not subject to such backup withholding. The TIN that must be provided is that of the registered Unitholder indicated on the front of this Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service ("IRS"), in addition to the Unitholder being subject to backup withholding. Certain Unitholders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         Box C - FIRPTA Affidavit. To avoid potential withholding of tax pursuant to Section 1445 of the Internal Revenue Code, each Unitholder who or which is a United States Person (as defined Instruction 3 above) must certify, under penalties of perjury, the Unitholder's TIN and address, and that the Unitholder is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

     4. Box D - Foreign Persons. In order for a Unitholder who is a foreign person (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Unitholder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person's status by checking the box preceding such statement. However, such person will be subject to withholding of tax under
Section 1445 of the Code.

     5. Additional Copies of Offer to Purchase and Letter of Transmittal. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchasers by calling 800-854-8357 ext. 206.

                                 Exhibit (a)(3)

univ1-14d1.edg

Dear Fellow Limited Partner:
December 2, 1997


         TO:               University Real Estate Partnership V

         SUBJECT:          OFFER TO PURCHASE UNITS FOR $45.00 PER UNIT

Dear Fellow Limited Partner:

     Enclosed with this letter is an offer to pay you $45.00 per Unit for any and all Units you own in University Real Estate Partnership V up to an aggregate maximum of 15,270. Partners whose units are purchased pursuant to this offer (assuming no pro ration of units which would occur in the unlikely event of tenders in excess of the offer) will terminate their investment in the Partnership in 1997 and will receive their last K-1 for the Partnership for 1997.

     A formal Offer to Purchase is enclosed, which provides more details. Our offer will expire on December 31, 1997; accordingly, we encourage you to review our offer and act promptly. [Footnote 1] Potential Risks for Tendering Unitholders - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership. The purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership and the purchase price is less than the Purchasers' "Estimated Liquidation Value" for the Partnership's assets ($59.72 per Unit).

     - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $45.00 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.
     - The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 15,270 Units are tendered.
     - Sale of Units could have either favorable or adverse tax consequences to the selling Unitholder, depending on the Unitholders' individual tax position. All Unitholders are urged to consult their own advisors concerning any potential benefits or other consequences resulting from acceptance of the offer.

     Potential Risks for Non-Tendering Unitholders - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unitholders may vote, including, but not limited to: (i) approval or disapproval of the sale or other disposition of all or substantially all of the Partnership's assets, (ii) the removal or replacement of the general partner of the Partnership (thereby potentially influencing the selection of the manager of the Partnership's property), (iii) dissolution and termination of the Partnership, and/or (iv) amendment of the Partnership's Partnership Agreement. The Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

     - The purchase by the Purchasers of a significant block of Units pursuant to the Offer could adversely affect the ability of other Unitholders to resell their Units. [End Footnote 1]

For virtually all unit holders, the Letter of Transmittal is very easily completed. All that is required is completion of the Signature Box and obtaining of the Medallion Signature Guarantee. The remaining boxes should be reviewed, but are, in general, not applicable. If you are having difficulty obtaining a signature guarantee, please call us at (800) 854-8357 x208.

The Purchasers and their affiliates manage investor capital committed to the purchase of limited partnership units of existing partnerships, particularly of those which have not liquidated within the time frame originally intended at the time of the original offering. The Purchasers and their affiliates offer an alternative for investors who have held their investment in the limited partnership for much longer than they wished. To date, the General Partner has not indicated any timetable by which liquidation might occur.

The offer is for $45.00 per unit. In order to figure out how much you will receive all you need to do is multiply the number of units you own times $45. If you are unsure of the number of units that you own, you can figure it out based on the amount of your original investment. Simply divide the total amount you invested in these units by $500 (the original unit price) and the result will be the number of units you own. Or, if you know that you want to accept the offer, you can simply write "All" in the space that asks for the number of units that you are tendering. This will indicate your intention to sell all units that you own. We will make payment within 5 business days of the close of our offer. Please call us at (800) 854-8357 ext. 208 if you have any other questions.

Respectfully submitted,


C. E. Patterson
President of MacKenzie Patterson, Inc.,
on behalf of the Purchasers

                 COMMONLY ASKED QUESTIONS FROM LIMITED PARTNERS:

Q:       How much cash will I receive if I choose to accept the offer and when will I receive my money?

A: You will receive $45 per unit less any distributions made by the Partnership between December 2, 1997 and December 31, 1997. We will make payment within 5 business days of the close of our offer. Any tax benefits will be reflected in a reduction of your 1997 tax bill.

Q:       Are there any other benefits to accepting the offer?

A: In addition to the monetary benefits of the cash and potential tax savings, limited partners who sell their units will terminate their investment and will not have to deal with filing tax information regarding the partnership for years after 1997. This could result in significant savings in tax preparation expenses.

Q:       What happens if I choose not to accept the offer?

A: Limited Partners who decline our offer will maintain their interest in the partnership. This means that they will remain subject to the risk associated with waiting for the Partnership to make its final payout if and when that occurs and the timing and amount of such distributions.

Q:       Who are the Purchasers and what are they going to do with the units?

     A: The purchasers are investment partnerships and other investors managed by or related to MacKenzie Patterson, Inc. and its affiliates. The purchasers and MPI are in no way associated with the partnership. The purchasers expect that the General Partner will likely seek the sale of the partnership's property and liquidation of the partnership sometime before the final termination date of December 31, 2027, based on its on its ongoing review of the real estate market and the partnership's investment objectives. The purchasers are acquiring the units solely for long-term investment purposes with the intent of holding these units until the final liquidation payment is made.

Q:       What is Medallion Signature Guarantee and what do I do with the Letter of Transmittal?

A:       A Medallion Guarantee is similar to a Notarization.  It
provides the buyer and transfer agent protection against forged or improperly executed transfer documents.

Obtaining the Medallion Guarantee is necessary for all sellers. It is a standard signature guarantee procedure and is available through most banks or securities brokerages.

If you are having difficulty obtaining a signature guarantee, please fill out the bottom half of this page and attach a copy of your driver's license or other proof of your signature.









I (we) hereby authorize North Coast Securities to guarantee my (our) signatures. I have attached a copy of my (our) Driver's License or other proof of my (our) signature(s).




Owner





Co-Owner

                                 Exhibit (a)(4)


univ1-14d1.edg

This announcement is neither an offer to buy nor a solicitation of an offer to sell Units. The Offer is being made solely by the formal Offer to Purchase forwarded to Unitholders of record and is not being made to, nor will tenders be accepted from or on behalf of, Unitholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchasers only by one or more registered dealers licensed under the laws of such jurisdiction.

                       Notice of Offer to Purchase for Cash
     up to 15,270 Income Units of Limited Partnership Interest ("Units") of
              University Real Estate Partnership V, ("Partnership")
                         at a price of $45 per Unit, by:
                Accelerated High Yield Institutional Fund 1, L.P.;
                              MacKenzie Patterson Special Fund
                            Peachtree Partners, and
 Accelerated High Yield Pension Investors, L.P. (collectively the "Purchasers")

     The Purchasers are offering to purchase for cash up to 15,270 Units held by the Unitholders of UniV (the "Unitholders") at $45 per Unit upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer" and the "Tender Offer Documents").

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON DECEMBER 31, 1997, UNLESS THE OFFER IS EXTENDED.

     Funding for the purchase of the Units will be provided through the Purchasers' existing working capital.
     The Offer will expire at 12:00 midnight, Pacific Standard Time on December 31, 1997, and unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the "Expiration Date").
     If Purchasers make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which an offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities ought or a change in any dealer's soliciting fee. A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Unitholders. Accordingly, if prior to the Expiration Date, Purchasers increase (other than increases of not more than two percent of the outstanding Units) or decrease the number of Units being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Unitholders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.
     In all cases payment for the Units purchased pursuant to the Offer will be made only after timely receipt of the Letters of Transmittal (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Letters of Transmittal.
     Tenders of Units made pursuant to the Offer are irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending a written or facsimile transmission notice of withdrawal to Purchasers specifying the name of the person who tendered the Units to be withdrawn. In addition, tendered Units may be withdrawn at any time after February 1, 1998, unless the tender has theretofore been accepted for payment as provided above.
     If tendering Unitholders tender more than the number of Units that Purchasers seek to purchase pursuant to the Offer, Purchasers will take into account the number of Units so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Units tendered by each tendering Unitholder during the period during which the Offer remains open.
     The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchasers. The Offer contains terms and conditions and the information required by Rule 14d-6(e)(1)(vii) under the Exchange Act which are incorporated herein by reference.
     The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.
     The Tender Offer Documents may be obtained by written request to Purchasers or as set forth below.
     A request has been made to the Partnership pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Unitholders for the purpose of disseminating the Offer to Unitholders. Upon compliance by the Partnership with such request, the Tender Offer Documents and, if required, other relevant materials will be mailed to record holders of Units or persons who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Units.

     For Copies of the Tender Offer Documents Call Purchasers at 1-800-854-8357, Ext. 208 or Make a Written Request Addressed to 1640 School Street, Suite 100, Moraga, California 94556

                               December 2, 1997